

Mail Stop 3720

March 3, 2010

Zorik Gordon
President and Chief Executive Officer
ReachLocal, Inc.
21700 Oxnard Street, Suite 1600
Woodland Hills, CA 91367

> **Re:** **ReachLocal, Inc.**
> **Form S-1/A**
> **Filed February 24, 2010**
> **File No. 333-163905**

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 81

Compensation Discussion and Analysis, page 81

1. We note your disclosure on page 82 that you did not benchmark total compensation or any element of compensation against the peer group. However, from your disclosure on page 83, it appears that you did benchmark both cash compensation and equity compensation. Please clarify this disclosure.

2. Please confirm that the compensation committee did not make any material discretionary adjustments pursuant to its authority described in the first paragraph on page 87 in determining 2009 cash bonuses. Alternatively, disclose and explain such adjustments.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Bradley A. Helms, Esq.
         Latham & Watkins LLP
         Via facsimile: (213) 891-8763